UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   SEESER, JAMES W.
   1115 HULAN DRIVE


   COLUMBIA, MO  65203
2. Issuer Name and Ticker or Trading Symbol
   OPTICAL COATING LABORATORY INC. (OCLI)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   11/97
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President and
   Chief Technical Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  11/18/97    M    V   6,000         A  $10.625000   14,451         D  Direct
Common Stock                                                                                     6,069          I  Held by ESOP

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $10.250000      12/16/96       A     V   10,000                            12/16/97 (1) 12/16/01
(right to buy)
Non-Qualified Stock Option     $10.625000      11/18/97       M     V                    6,000            12/18/93 (2) 12/18/97
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     12/16/96  Common Stock                   10,000                    20,000        D   Direct
(right to buy)
Non-Qualified Stock Option     11/18/97  Common Stock                   6,000         $14.750000  0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Granted on 9/15/97 under the  Issuer's Incentive Compensation Plans in a transaction exempt under Rule 16b-3. The option grant carries a vesting schedule whereby one-third of the grant vests on the first anniversary of the grant, with the remaining two-thirds
 (2/3) vesting on a monthly basis, on the day of the month the grant was made, over the next two years.
(2)
Employee stock option granted pursuant to Optical Coating Laboratory, Inc.'s 1992 Incentive Compensation (Stock Option) Plan, which satisfies the requirements of Rule 16b-3.  The stock option is exercisable in three annual installments commencing one year from the date of grant 12/17/93.

SIGNATURE OF REPORTING PERSON
/S/ SEESER, JAMES W.
DATE 12/15/97